Contact

www.linkedin.com/in/
marjoriespitalnik (LinkedIn)
www.wearelittlerebels.com
(Company)

Top Skills

Marketing
Project Planning
Online Advertising

Languages

Inglés
Portugués
Español (Native or Bilingual)
Italiano
Francés

Certifications

CTA
Fundamentals of Business
Expansion

Honors-Awards

Iconic Woman Creating a Better
World for All
Nominated Young Woman
Entrepreneur of the Year
Nominated Entrepreneur of the Year
Nominated for Plush of the Year -
TOTY Awards
Seedstars Competition Finalist

Publications

Entrevista Virna Castelli - TNU
Entrevista Arde la Ciudad
Mentora Live con Marjorie Spitalnik
Muñecas rebeldes: peluches
feministas que desafían a los
juguetes tradicionales
Exploring the change within

Marjorie Spitalnik

Founder & CEO Little Rebels, TAGIE Winner, Genius of Play
Ambassador, Activist, TEDx Speaker, YLAI Fellow, President
Uruguay-India Business Council, COO Men For Change
Nueva York, Nueva York, Estados Unidos

Summary

LatinAmerican entrepreneur with more than 15 years of experience
in Advertising and Communications. Inspired by her daughter, she
decided to go after her dreams and created Tedybujo, a company
that transforms kids drawings into stuffed animals. Alumni of the US
State Department for the Young Leaders of the Americas Initiative,
Master in Entrepreneurship for Kids and Youth, currently one of the
alumni of the ECLA Program in Columbia Business School, she is
constantly looking for ways to excel herself, to continue learning
and empowering women and kids all over the world. Speaker at the
Women Economic Forum at The Hague, she is now launching Little
Rebels, once again inspired by her daughter, aiming to teach her
about great women that shaped the world.

────────

Experience

Little Rebels
Founder & CEO
August 2018 - Present (5 years 6 months)

Once upon a time a revolution began.
Girls around the world decided to raise their voices and change all the things
that had been wrong for so many years. They realized that they were strong
and powerful.
That they could write their own destiny. That anything was possible.
They achieved amazing things that changed the world forever. Their lives will
always be an inspiration for every girl in the planet. Their names will never be
forgotten.
We called them Little Rebels.

Us Embassy Montevideo
Board Member of Alumni
October 2018 - Present (5 years 4 months)

U.S. Department of State
Young Leaders of the Americas Initiative Alumni
October 2016 - Present (7 years 4 months)
Detroit, Michigan, Estados Unidos

TEDxDurazno
Speaker
November 2018 - November 2018 (1 month)

Tedybujo
Founder & CEO
August 2013 - August 2018 (5 years 1 month)

We transform kids drawings into plush toys! Come meet us and amaze
yourself with our creativity!

Women Economic Forum (WEF)
Speaker
March 2018 - March 2018 (1 month)
The Hague, South Holland Province, Netherlands

Inception Media
Director Client Services
January 2014 - April 2016 (2 years 4 months)

Paristexas Casa
Client attendant
November 2009 - January 2014 (4 years 3 months)

In charge of making the clients feel confortable, make sure they obtaing what
they need, of coordinating visits to other countries, visits to the interior and to
different events. In filming responsible that they lack nothing.

Key
BTL
November 2006 - January 2007 (3 months)

Responsable of planning and executing the gaming activities related to the
action.

Dance a la Carta
Associate Production Manager & Hostess
March 2005 - December 2006 (1 year 10 months)

Executive producer and hostess of the show.

Education

Columbia Business School
Entrepreneurship and Competitiveness in Latin America, Entrepreneurship and Competitiveness in Latin America · (2017 - 2019)

Universidad de Salamanca
Master para el Desarrollo de Competencias Emprendedoras en Niños y Jóvenes, Desarrollo de Competencias Emprendedoras en Niños y Jóvenes. · (2017 - 2017)

The Travel Institute
CTA, CTA · (2010 - 2011)

Universidad ORT Uruguay
Advertising and PR, Social Media · (2000 - 2005)

ORT
Communication, Communication · (2001 - 2003)